

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 8, 2009

William G. Harvey
Vice-President and Treasurer
Bowater Incorporated
55 East Camperdown Way
Greenville, South Carolina
29602

> **Re:** **Bowater Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 001-08712**

Dear Mr. Harvey:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director